UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 15, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver, British Columbia
V6E 2Y3

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 15, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PURCHASES ROCK CREEK LANDS TO PROTECT
IMPORTANT WESTERN SHOSHONE CULTURAL SITE

June 15, 2009, Winnemucca, NV - Great Basin Gold Ltd (TSX: GBG; NYSE Amex: GBG; JSE: GBG) ("Great Basin Gold" or the "Company") is pleased to announce that it has created the Rock Creek Conservancy, LLC for the purpose of holding lands recently purchased by it, and the establishment of the Rock Creek Conservancy Fund. Great Basin Gold has purchased four sections in Lander County along Rock Creek and another section west of Rock Creek to prevent future real estate or mineral development on these lands.

In explaining why Great Basin Gold purchased the lands, Ferdi Dippenaar, President and CEO of Great Basin Gold stated, "Many Western Shoshone have used the Rock Creek area for over 700 years for traditional uses. Recognizing their cultural importance, Great Basin Gold purchased the lands to preserve them as part of the Company's philosophy recognizing our Corporate Social Responsibility ("CSR") to the communities in which we operate. We have spent approximately US$1.3 million at our Burnstone project in South Africa as part of our CSR and we are committed to making comparable social investments in and around our other projects, including at our Hollister project in the US. The purchase will safeguard the lands from development and allow Western Shoshone people to continue to have access to them for traditional uses. Great Basin Gold proposes to donate both the surface and the mineral estates on these lands for the benefit of the five Federally-recognized Nevada Western Shoshone Tribes ("Tribes"). The ultimate disposition of the lands will be determined during consultation between the US Bureau of Land Management ("BLM") and the Tribes.

As a part of the purchase, third-party rights to develop the mineral estate on the four parcels along Rock Creek have been terminated. This will ensure that no development will occur on these four parcels. Great Basin Gold will continue to encourage the Mineral Lessee of the fifth parcel to extinguish the lease.

These lands are among 15 properties currently competing for funding under Round 10 of the Southern Nevada Public Lands Management Act ("SNPLMA") program. "We applaud the Elko Office of BLM for nominating the Rock Creek lands for possible future purchase using SNPLMA funds. However, given the current economic climate, the other competing properties, and the length of time it will take to complete the SNLPMA review process, we were concerned that the Department of the Interior might not select these lands for purchase or that another party might buy them for development," explained Dippenaar. "Great Basin Gold's purchase of these lands guarantees they will be held for eventual transfer to the Tribes and managed in ways that will protect these important cultural sites."

The Company is discussing a management agreement with BLM to ensure the lands are managed appropriately prior to transfer. Great Basin Gold proposes to maintain the roads until the transfer so Western Shoshone tribal members will have unrestricted access to the Traditional Cultural Property throughout the year. It also expects the management agreement to address protection of aquatic, avian, and terrestrial wildlife habitats along the Rock Creek drainage and preservation of the scenic values associated with Rock Creek Canyon.

Finally, in establishing the Rock Creek Conservancy Fund, Great Basin Gold is creating a resource that the Western Shoshone Tribes can use in the future for managing the Rock Creek lands. The Company has donated US$122,500 as seed capital to the Rock Creek Conservancy Fund.

Ferdi Dippenaar
President and CEO

For additional details on the Rock Creek purchase and/or Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Ferdi Dippenaar                                           27 (0) 82 807 3684
Tsholo Serunye in South Africa                     27 (0) 11 301 1800
Michael Curlook in North America                   1 (888) 633 9223
Barbara Cano at Breakstone Group in the USA   (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.